UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 14, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 14, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684∙8092 Toll Free 1 800 667-2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN ANNOUNCES SIGNING OF FINAL BEE TRANSACTION AGREEMENTS
FOR BURNSTONE GOLD PROJECT IN SOUTH AFRICA

August 14, 2007, Vancouver BC - Great Basin Gold Ltd ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGold) announces that various of the conditions precedent to the proposed transaction as set out in the Transaction Framework Agreement entered into between Great Basin Gold, its wholly-owned subsidiary Southgold Exploration (Proprietary) Limited ("Southgold") and Tranter Gold (Proprietary) Limited ("Tranter") as a broad-based black economic empowerment ("BEE") shareholder in the Company (described in a news release of February 21, 2007) have been fulfilled. This includes the conclusion on August 8, 2007 of the formal Subscription and Acquisition Agreement between Great Basin Gold, Southgold, Tranter Holdings (Proprietary) Limited, and its BEE subsidiary corporation, to be re-named Tranter Burnstone (Proprietary) Limited ("Tranter Burnstone").

Under the Subscription and Acquisition Agreement, Tranter Burnstone, will purchase from treasury, 26% of Southgold, the Great Basin subsidiary which owns the Burnstone Gold Project, and Great Basin will thereupon immediately acquire those Southgold shares for 19,938,650 new common Great Basin Gold shares. Tranter Burnstone will thereby acquire 9.3% of the entire issued share capital of Great Basin Gold on a fully diluted basis. These shares will be restricted from resale for a three year period. The purchase consideration payable by Tranter Burnstone is R260 million (US$36.3 million), which will be settled in cash, as follows:

-	R190 million out of an aggregate of R200 million to be received from Investec Bank Limited ("Investec") through the subscription by Investec for preference shares in Tranter Burnstone; and
-
R70 million out of an R80 million to be received as a donation from GFI Mining South Africa (Proprietary) Limited ("GFIMSA") in terms of the memorandum of agreement entered into between Gold Fields Limited, GFL Mining Services Limited, GFIMSA, Great Basin Gold, Southgold and Tranter on June 27, 2007.

The balance of R20 million in cash remaining in Tranter will be utilised for the establishment, administration and day-to-day operational costs relating to its objective to become a black-owned, active and operational prospecting, mining and procurement company in the gold mining sector. Tranter has recently appointed Mr. Joshua Ngoma as its Chief Executive Officer and will appoint other staff as required. Great Basin Gold will supply administrative support to Tranter.

An independent valuation was undertaken in February 2007 in relation to the relative value of Great Basin Gold's Burnstone project, located in the Witwatersrand Basin in the Balfour area in South Africa, and its Hollister Development Block project, located in the Carlin Trend in Nevada, United States of America. The Great Basin Gold common shares represented an effective interest on a see-through basis of at least 26% in the Burnstone project on the date which the agreement was entered into between the various parties.

The South African Reserve Bank ("SARB") has granted approval for Great Basin Gold to utilize equity as currency to re-acquire the Southgold common shares, and for Tranter Burnstone to hold the 19,938,650 Great Basin Gold common shares. Required regulatory approvals from the stock exchanges are being sought and the parties have targeted completion for September 2007.

Ferdi Dippenaar, President and CEO of Great Basin Gold commented "Although we have continued to keep shareholders informed on the progress of our BEE agreement announced in February 2007, we were pleased to receive SARB approval to proceed with the transaction. This was a significant milestone and allowed the parties to conclude the subscription and acquisition agreement last week. Great Basin Gold has now completed the principal requirements to proceed with the application of its mining rights licence, which we plan to submit shortly."

As a result of having the details provided in this announcement, and in accordance with JSE listing requirements, Great Basin Gold shareholders are no longer required to exercise caution when dealing in their Great Basin Gold shares.

Great Basin has two advanced stage gold projects in two of the world's best gold environments. In addition to its Burnstone Gold Project in South Africa's Witwatersrand Goldfield, the Company holds a 100% interest in the Hollister Property on the Carlin Trend in Nevada, USA.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                         27 (0) 11 884 1610
Melanee Henderson in North America              1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.